Exhibit 99.1

TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (NVCC) and Non-Cumulative Floating Rate Preferred Shares Series 19 (NVCC)

TORONTO - March 31, 2023 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital (NVCC)) (the “Series 18 Shares”) and Non-Cumulative Floating Rate Preferred Shares, Series 19 (Non-Viability Contingent Capital (NVCC)) (the “Series 19 Shares”).

With respect to any Series 18 Shares that remain outstanding after May 1, 2023 (being the first business day following the conversion date of April 30, 2023, which falls on a Sunday), holders of the Series 18 Shares will be entitled to receive quarterly fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada).  The dividend rate for the 5-year period from and including April 30, 2023 to but excluding April 30, 2028 will be 5.747%, being equal to the 5-Year Government of Canada bond yield determined as at March 31, 2023 plus 2.70%, as determined in accordance with the terms of the Series 18 Shares.

With respect to any Series 19 Shares that may be issued on May 1, 2023, holders of the Series 19 Shares will be entitled to receive quarterly floating rate non-cumulative preferential cash dividends, calculated on the basis of the actual number of days elapsed in such quarterly period divided by 365, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada). The dividend rate for the floating rate period from and including April 30, 2023 to but excluding July 31, 2023, will be 7.107%, being equal to the 90-day Government of Canada Treasury Bill yield determined as of March 31, 2023 plus 2.70%, as determined in accordance with the terms of the Series 19 Shares.

Beneficial owners of Series 18 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right on or prior to the deadline for exercise, which is 5:00 p.m. (Toronto time) on April 17, 2023.

Inquiries should be directed to TD’s Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves over 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.9 trillion in assets on January 31, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information, contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 647-625-3124